EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(Dollar amounts in thousands)

	Years Ended December 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Earnings from operations	$134,378	$116,701	$114,244	$117,336	$95,723
Add:
Interest Expense	187,982	144,500	121,671	123,506	56,332

Earnings as adjusted	$322,360	$261,201	$235,915	$240,842	$152,055

Combined fixed charges and Preferred Unit distributions:
Interest expense	$187,982	$144,500	$121,671	$123,506	$56,332
Capitalized interest	39,111	23,572	26,854	32,377	29,186

Total fixed charges	227,093	168,072	148,525	155,883	85,518

Preferred Unit distributions	4,572	16,254	26,153	34,309	25,877

Combined fixed charges and Preferred Unit distributions	$231,665	$184,326	$174,678	$190,192	$111,395

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.4	1.4	1.4	1.3	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.